Richard P. Cunningham, Jr.
Direct Dial: 804.525.1795
Direct Fax: 804.525.1796

rcunningham@kv-legal.com

October 18, 2013

VIA EDGAR and FedEx Overnight

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc.
Form 10-K
Filed March 13, 2013
Commission File No. 333-153135

Dear Mr. Esquivel:

This letter is submitted on behalf of our client, Bluerock Multifamily Growth REIT, Inc. (the “Company”), in response to written comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 12, 2013 with respect to the Company’s Form 10-K for the year ended December 31, 2012 filed with the Commission on March 13, 2013 (“Form 10-K”). For your convenience, we have reproduced the comments below, followed by our responses.

Investment Objectives, page 6

1.	In future Exchange Act periodic reports, please explain the term “Class A apartment properties.”

Response:

The Company undertakes to provide its definition of the term “Class A apartment properties” in future Exchange Act periodic reports where such term is used. In this regard, please note that the Company will use a definition substantially similar to the following in future Exchange Act periodic reports:

“Class A properties are generally properties that are recently built or substantially rehabilitated.  Class A properties typically contain high-end interior finishes and modern ceiling heights, and offer a variety of amenities, which may include fitness/spa facilities, resort-style pool, business center and WiFi connectivity, and outdoor/indoor social gathering spaces.”

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Item 2. Properties, page 8

2.	In future Exchange Act periodic reports, please disclose the costs that have been incurred in developing 23Hundred @ Berry Hill. Additionally, please disclose the amount you anticipate will be necessary to incur to complete development of this property and the anticipated completion date.

Response:

The Company undertakes to disclose the costs that have been incurred in developing 23Hundred @ Berry Hill, and, until the Company has completed development of this project, the amount the Company anticipates will be necessary to incur to complete development of this property and the anticipated completion date, in future Exchange Act reports. In this regard, please note that the Company intends to disclose substantially similar to the following in future Exchange Act reports, updating as appropriate for the reported period:

“On October 18, 2012, the Company acquired a 58.575% indirect equity interest and, on December 17, 2012, the Company acquired an additional 5.158% indirect equity interest in a to-be developed Class A, mid-rise apartment community known as 23Hundred @ Berry Hill located in Nashville, Tennessee for a total investment of $4.2 million. The Berry Hill Property is anticipated to consist of approximately 194,273 rentable square feet encompassing 266 units. First move-ins are projected in November 2013. The total projected development cost is approximately $33.7 million, or $129,580 per unit. As of June 30, 2013, $12.0 million in development costs had been incurred by the Berry Hill Property joint venture, of which the Company has funded its proportionate share of the equity in the amount of $5.8 million.”

Item 5. Market for Registrant’s Common Equity …, page 10

3.	We note your disclosure that your estimated value per share is $10.04. With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

•	the process by which the value estimate was determined, including the role of each of the parties involved in the process, the person(s) making the ultimate determination, the primary and secondary valuation methods used, any conflicts with third party advisors, and whether or not the final determination was consistent with the range of values provided by any third party advisor;

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

•	a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

•	the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

•	the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

•	a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

Response:

We respectfully direct the Staff’s attention to the disclosure below regarding the Company’s estimated Net Asset Value (NAV) of $10.04 per share, provided under Item 8.01 of the Company’s Form 8-K filed with the Commission on January 2, 2013 (the “NAV 8-K”).

As discussed in more detail in the NAV 8-K, the Company’s estimated NAV per share was determined by the Company’s board of directors, based on the estimated value of the Company’s assets based on independent appraisals less the estimated value of the Company’s liabilities, divided by (y) the number of outstanding shares of the Company’s common stock, all as of December 17, 2012. The appraiser, Whitewater Realty Advisors, LLC, provided appraised values for each property under separate appraisals, which were then used by the board of directors in determining an estimated NAV per share, and did not provide an appraisal or estimate of the Company’s NAV per share or any range of estimates.

This NAV per share estimate was the Company’s first NAV per share estimate, such that there are no prior period value estimates. At the current time, the Company’s board of directors has not determined a subsequent date at which it will perform another estimate of its NAV per share. The Company notes in this regard that its board of directors is currently exploring strategic alternatives for the Company, and has engaged an investment banking firm to explore a near-term public offering and listing of its common stock on a national securities exchange, which would therefore provide a market value per share.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

The following disclosure is from the Company’s NAV 8-K.

“Our Board of Directors’ Determination of Our Estimated Value Per Share

On December 17, 2012, our board of directors determined an estimated value per share of our common stock of $10.04 as of December 17, 2012. We are providing the estimated value per share to assist broker-dealers and stockholders in their evaluation of us.

The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on a valuation utilizing independent appraisals of each of the properties in which we are invested. The estimated value per share is based on (x) the estimated value of our assets based on independent appraisals less the estimated value of our liabilities, divided by (y) the number of outstanding shares of our common stock, all as of December 17, 2012. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future.

Our board of directors determined the estimated per share value in its sole discretion and is ultimately and solely responsible for establishing the estimated value of a share of our common stock. Our advisor did, however, engage the services of Whitewater Realty Advisors, LLC, (the “Appraisal Firm”), an independent appraisal firm, to appraise all of the properties in which we are invested on an individual basis, and our board has reviewed the Appraisal Firm’s appraisals in determining the estimated value of a share of our common stock. Our board of directors has further reviewed our outstanding liabilities and other assets as reported by our advisor.

The Appraisal Firm conducted its valuation in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice. Certain of the Appraisal Firm’s personnel, including those who conducted the appraisals of our properties, have Member of Appraisal Institute (“MAI”) designations. The Appraisal Firm does not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our board of directors or officers are a party. We believe there are no material conflicts of interest between the Appraisal Firm, on the one hand, and us, our advisor or our directors or officers, on the other hand.

Methodology

The following is a summary of the valuation methodologies used for each type of asset:

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Real Estate Investments.

As of December 17, 2012, we owned interests in seven total properties, through joint ventures. Six of our properties are currently in service and one of our properties, 23Hundred@Berry Hill, or our development property, is currently in development.

The Appraisal Firm valued each of our properties on an individual basis using the Income Capitalization Approach and Sales Comparison Approach, which it then reconciled based on its weighing of the reliability and applicability of each valuation method to determine a final value. The Appraisal Firm valued our development property, assuming the completion of construction and the stabilization of our development property’s occupancy, as of November 1, 2014 (which is further discounted in our valuation below), and our in service properties on an “as is” basis as of November 1, 2012.

The Income Capitalization Approach is a method of converting anticipated economic benefits from owning property into a value. The Appraisal Firm used both the direct capitalization method and a discounted cash flow analysis in converting each of our properties anticipated net income into a value. The direct capitalization method is used to convert a single year’s stabilized net operating income into a value by dividing that net operating income by an established capitalization rate. In the discounted cash flow method, anticipated future cash flows from a property and a reversionary (sale) value are discounted to a net present value using a chosen yield rate (internal rate of return).

The Appraisal Firm independently developed the models and assumptions it used in applying the Income Capitalization Approach. In order to build its models and develop its assumptions, the Appraisal Firm reviewed current rent rolls and historical financial statements provided by our advisor, studied market data (including rents and expenses), and performed site visits and interviewed property staff at each of our properties.

To determine a capitalization rate to apply when using the direct capitalization method, the Appraisal Firm reviewed the capitalization rates for the sales of recent properties comparable to our own in location and features, as well as national surveys of the capitalization rates for the sale of apartment properties. Then, the Appraisal Firm divided each property’s projected future net operating income by its capitalization rate to determine each property’s value. For our development property, the Appraisal Firm used the projected net operating income for its expected first year of stabilized occupancy, 2015.

The Appraisal Firm also valued each of our properties using a discounted cash flow analysis. The Appraisal Firm chose the discount period for each asset (either 7 or 10 years) based on several factors, including the approximate loan term and the typical real estate investment hold period. The Appraisal Firm calculated the value of each property using the Appraisal Firm’s own cash flow projections, terminal capitalization rates and discount rates as the Appraisal Firm believed appropriate for each property based upon its review of the market for similarly situated properties. In projecting each property’s cash flow, the Appraisal Firm made key assumptions regarding annual rent and expense growth at our properties. While we believe that the Appraisal Firm’s assumptions and projections are reasonable for each of our properties, any change in these assumptions or projections would change the estimated value of our properties. A table presenting the ranges and weighted averages, as applicable, of the Appraisal Firm’s key assumptions with respect to its discounted cash flow analysis is set forth below (weighted averages are based on the appraised value of each property):

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Annual Rent Growth Range	3.0% - 4.8%
Annual Expense Growth Range	2.7% - 3.1%
Weighted Average Exit Cap Rate	6.6%
Weighted Average Unleveraged Discount Rate	7.4%
Weighted Average Leveraged Discount Rate	9.8%

A change in the Appraisal Firm’s assumptions would impact the calculation of the value of the properties in which we are invested on a discounted cash flow basis. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the unleveraged discount rate used with respect to each appraisal would yield a decrease in the value of our real estate assets of 1.64%, while a decrease of 25 basis points in the unleveraged discount rate used with respect to each appraisal would yield an increase in the value of our real estate assets of 1.68%. Likewise, an increase of 25 basis points in the exit capitalization rate used with respect to each appraisal would yield a decrease in the value of our real estate assets of 2.36%, while a decrease of 25 basis points in the exit capitalization rate used with respect to each appraisal would yield an increase in the value of our real estate assets of 2.56%.

In addition to using the Income Capitalization Approach, the Appraisal Firm valued our properties according to the Sales Comparison Approach, whereby the Appraisal Firm directly compared each property to recent, similarly situated, property sales. After adjusting for differences in quality and age of properties, the Appraisal Firm established a market rate of value per unit for each property and multiplied that by the number of units in the applicable property to establish a value.

After reconciling the valuations provided by the Income Capitalization Approach and the Sales Comparison Approach, the Appraisal Firm estimated the value of each of the properties as of November 1, 2012, resulting in an aggregate of the appraised values of $270,600,000 as of November 1, 2012. The aggregate of the appraised values exceeds the aggregate of the discounted cash flow valuations performed by Whitewater by $347,170.

When including our development property in the calculation of the estimated value of our assets, our board of directors discounted the equity value of our development property by the present value of the future development profit by 10% per annum over two years (the expected development period). Our board of directors determined this discount to the projected “as stabilized” value by reviewing industry practices, including those of banks and independent valuation firms, with respect to the valuation of properties in development.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Notes Payable. The valuation of our liabilities prepared by our advisor contained a valuation of our notes payable based on the current carrying value of our notes payable as of December 17, 2012 with a mark to market adjustment. The carrying value of our notes payable as of December 17, 2012 was $155,548,000 to which our advisor added a mark to market adjustment of $8,628,000 to find the estimated fair value of our notes payable to be $164,176,000.

Other Assets and Liabilities. Our advisor’s report on our other assets and liabilities contained a majority of our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and notes payable to our affiliates, which were considered by us to be equal to fair value due to their short maturities.

Our estimated value per share was based upon 2,186,000 shares of our stock outstanding at the close of business as of December 17, 2012.

The estimated per share value does not reflect a liquidity discount for the fact that the shares are not currently traded or listed on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

The following table presents how the estimated value per share was determined as of December 17, 2012 (in thousands):

December 17, 2012
Value of Properties	$270,600
Notes Payable	(155,548)
Mark to Market of Notes Payable	(8,628)
Partner Promote (1) and Development Discount	(2,590)
Gross Equity Value	$103,834
Our Equity Percentage	34.6835%
Our Equity Market Value	$36,013
Other Assets	356
Other Liabilities (including notes payable to affiliates)	(14,414)
Net Asset Value (2)	$21,955
Shares Outstanding	2,186
Estimated per share value	$10.04

1 Includes a promote share of profits payable to our joint venture partners in two of our investments after we receive a return of our capital and preferred return on our investments.

2 Net Asset Value is calculated using the asset and liability amounts and descriptions provided in the above paragraphs.”

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

As discussed in the Form 8-K disclosure above, the Appraisal Firm estimated the value of each of the properties as of November 1, 2012, resulting in an aggregate of the appraised values of $270,600,000 as of November 1, 2012. The aggregate purchase price of these same properties (as adjusted for capital expenditures) was approximately $189,100,000 at December 17, 2012, the date as of which our board determined an estimated value per share of our common stock. The Company undertakes to include this comparison in future disclosures related to share valuations undertaken by the Company or its board of directors.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 15

4.	Please discuss in your future Exchange Act filings the relative impact on period-to-period changes of same property performance and the relative impact of occupancy and rent rate changes within such same property performance.

Response:

The Company undertakes to discuss in future Exchange filings the relative impact on period-to-period changes of same store and non-same store performance and the relative impact of occupancy and rent rate changes within such same store and non-same store performance. In this regard, please note that the Company intends to add disclosure that is substantially similar to the following to future Exchange Act reports:

“Property Operations

We define “same store” properties as those that we owned and operated for the entirety of both periods being compared, except for properties that are in the construction or lease-up phases, or properties that are undergoing development significant redevelopment. We move properties previously excluded from our same store portfolio for these reasons into the same store designation once they have stabilized or the development or redevelopment is complete. For newly constructed or lease-up properties or properties undergoing significant redevelopment, we consider a property stabilized upon attainment of 95% physical occupancy, subject loss-to-lease, bad debt and rent concessions, resulting in a net effective occupancy of no lower than 93%. For comparison of our six months ended June 31, 2012 and 2013, the same store properties included properties owned at January 1, 2012. No other properties owned since January 1, 2011 were under construction or redevelopment. Our same store properties for the six months ended June 30, 2013 and 2012 were Springhouse at Newport News, The Reserve at Creekside Village, the Estates at Perimeter and Gardens at Hillsboro Village.  Our non-same store properties for the same periods were The Apartments at Meadowmont, Enders Place at Baldwin Park, 23Hundred@Berry Hill and MDA Apartments.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

The following table presents the same store and non-same store results from operations for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,		Change
	2013	2012	$	%

Property Revenues
Same Store	$6,253,307	$6,245,475	$7,831	0.1%
Non-Same Store	4,020,362	2,020,938	1,999,424	98.9%
Total property revenues	$10,273,670	$8,266,414	$2,007,255	24.3%

Property Expenses
Same Store	$2,545,214	$2,407,790	$137,424	5.7%
Non-Same Store	1,810,759	732,380	1,078,379	147.2%
Total property expenses	$4,355,973	$3,140,170	$1,215,803	38.7%

Same Store NOI	$3,708,094	$3,837,686	$(129,593)	(3.4)%
Non-Same Store NOI	2,209,603	1,288,558	921,045	71.5%
Total NOI(1)	$5,917,697	$5,126,244	$791,452	15.4%

(1) See “Net Operating Income” below for a reconciliation Same Store NOI, Non-Same Store NOI and Total NOI to net income (loss).

Same store property revenues increased approximately $7,831, or 0.1%, for the six months ended June 30, 2013 as compared to the same period in 2012 due primarily to an increase in same store occupancy to 94.75% from 94.25% as of June 30, 2013 and 2012, respectively. Same store average annual and monthly effective rent per unit increased to approximately $12,405 and $2,068, respectively, for the six months ended June 30, 2013, from approximately $11,896 and $1,983, respectively, for the six months ended June 30, 2012.

Same store property expenses increased approximately $137,424, or 5.7%, for the six months ended June 30, 2013 as compared to the same period in 2012 due primarily to increased property taxes of $81,573, personnel costs of $35,138, utilities expense of $25,628 and general administrative expenses of $20,155, offset by a decrease in major renovation and repairs expense, at our same store properties from the prior year period.”

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

5. We note your disclosure of NOI on page 16. In future Exchange Act filings, please revise to include all of the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures, including a reconciliation of your non-GAAP financial measure to the most directly comparable GAAP financial measure.

Response:

The Company undertakes to disclose in future Exchange filings where it uses NOI to provide the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures and a reconciliation of NOI to Net Income (Loss), which the Company believes is the most directly comparable GAAP financial measure. The Company will make this disclosure where NOI is presented on a portfolio basis going forward, rather than property-by-property. In this regard, please note that the Company intends to add disclosure substantially similar to the following to future Exchange Act reports, updating as appropriate for the reporting period:

“Net Operating Income

We believe that net operating income, or NOI, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization and interest. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.

We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a same store and non-same store basis because NOI allows us to evaluate the operating performance of our properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses.

However, NOI should only be used as an alternative measure of our financial performance. The following table reflects same store and non-same store contributions to consolidated NOI together with a reconciliation of NOI to net loss as computed in accordance with GAAP for the periods presented (amounts in thousands):

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

	Six Months Ended June 30,
	2013	2012
Net operating income
Same store	$3,708	$3,838
Non-same store	2,209	1,289
Total net operating income	5,918	5,126
Less:
Interest expense	(3,150)	(2,618)
Total property income (loss)	2,767	2,509
Less:
Noncontrolling interest pro-rata share of property income	(1,998)	(1,954)
Other income (loss) related to JV/MM entities	1	(13)
Pro-rata share of properties’ income	770	542
Less:
Depreciation and amortization	(1,416)	(564)
Affiliate loan interest, net	(527)	(100)
Asset management and oversight fees	(260)	(165)
Acquisition and disposition costs	(140)	(216)
Corporate operating expenses	(849)	(720)
Add:
Gain on sale of joint venture interest	-	2,154
Gain on revaluation of equity on business combinations	-	3,527
Net income (loss)	$(2,422)	$4,457

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Cash Flows, page 19

6.	In future Exchange Act filings, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), redevelopment/renovations, routine capital expenditures and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or expectations for the future.

Response:

The Company undertakes to disclose in future Exchange Act filings the breakdown of total capital expenditures between new development, redevelopment/renovations, routine capital expenditures and other capital expenditures by period presented and to expand discussion of year to year fluctuations. In this regard, please note that the Company intends to add the following disclosure to future Exchange Act reports, updating as appropriate for the reported period:

“Capital Expenditures

The following table summarizes our total capital expenditures for the six months ended June 30, 2013. There were no capital expenditures for the six months ended June 30, 2012.

For the six months ended
June 30, 2013
New development	$6,622,057
Redevelopment/renovations	472,153
Routine capital expenditures	164,980
Total capital expenditures	$7,259,190

The majority of our capital expenditures during the six months ended June 30, 2013 relate to the Berry Hill property, our development project, which was acquired in October 2012. First move-ins are projected in November 2013 and total projected development cost is approximately $33.7 million, for which we anticipate to incur our pro-rata share.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

We define redevelopment and renovation costs as non-recurring capital expenditures for significant projects that have been specifically budgeted for and, for the six months ended June 30, 2013, relate to projects at our Springhouse, Enders and MDA properties. We define routine capital expenditures as recurring capital expenditures, for items that are incurred at every property and included in each individual budget, and are expected to have no significant additional impact on an individual property’s operating budget.

There were no capital expenditures for the six months ended June 30, 2012 as all of our investments were reported under the equity method of accounting and, thus, presented in a single, net line item amount.”

Note 3 – Business Combinations and Sale of Joint Venture Equity Interests, page F-14

7.	We note that you recorded a gain on the acquisition of MDA Apartments. ASC Topic 805-30-25-4 requires an acquirer to reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a bargain purchase gain. Please provide us with your comprehensive analysis of how you determined the fair values of the assets and liabilities were appropriate to support the recognition of the gain. Please refer to the guidance in ASC Topic 820-10-35-24 through 820-10-35-28.

Response:

The Company believes it was able to recapitalize MDA Apartments at a purchase price approximately 12% less than fair value, in part, due to the fact that the recapitalization (1) provided cash liquidity to the existing investors that was not available from traditional financing sources, including a partial cash out to the investors and payment of aged account payables of the property, and (2) substantially streamlined the prior, complex existing capital structure, which involved mezzanine and historic tax credit financing and had presented a barrier to traditional refinancing.

Paragraph 805-30-25-4 requires the Company to reassess whether it had correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. As part of that required reassessment, the Company followed the procedures in ASC Topic 805-30-30-4 through 30-6. Based on these procedures, the Company determined that it would be appropriate to recognize a gain on bargain purchase.

•	The identifiable assets acquired and liabilities assumed: The Company obtained an understanding of the state of the assets acquired, specifically considering economic obsolescence and reductions in value for wear and tear. The Company also considered the actual ability of the assets to generate the requisite cash flows to substantiate the gain that was recognized.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

ASC 820-10-35-24 states “Valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value. In some cases, a single valuation technique will be appropriate (for example, when valuing an asset or liability using quoted prices in an active market for identical assets or liabilities). In other cases, multiple valuation techniques will be appropriate (for example, as might be the case when valuing a reporting unit). If multiple valuation techniques are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances.

The Company reviewed the contractual terms of the acquisition and engaged an independent third party valuation firm to assist it in identifying and determining the value of the assets and liabilities acquired using both the income capitalization approach and the sales comparison approach, as well as a discounted cash flow analysis, which identified all future cash flow streams.

•	The noncontrolling interest in the acquiree, if any: No non-controlling interest was acquired.

•	For a business combination achieved in stages, the acquirer’s previously held equity interest in the acquire: This acquisition of MDA Apartments was not acquired in stages.

•	The consideration transferred: The Company determined the consideration to be paid as part of identified assets and liabilities noted above.

The Company believes that it considered all available information as of the acquisition date to measure the fair value at the acquisition date for the identifiable assets acquired and liabilities assumed, the noncontrolling interest in the MDA Apartments, and the consideration transferred. The Company completed due diligence procedures on the financial statements for the MDA Apartments financial statements prior to completing the acquisition. In addition there has been no impairment of identified assets and liabilities or any new assets or liabilities recorded subsequent to the acquisition, thus, the Company believes reinforcing the accuracy of the fair value estimates assigned to the MDA Apartments assets and liabilities at the acquisition date.

Note 6 – Variable Interest Entities and Other Consolidation Matters, page F-18

8.	We note that you own less than 50% of ownership interest in the following joint ventures, yet they are consolidated into your consolidated financial statements:
•	The Reserve at Creekside Village
•	Enders Place at Baldwin Park
•	MDA Apartments

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Please provide us with your accounting analysis for each of these entities that supports that that these entities are appropriately consolidated in your financial statements. Please cite the applicable guidance in your response.

Response:

The Company evaluated each investment independently and employed the guidance in ASC Topic sections 810-10, 970-10-15, 970-810, 970-323 and 810-20 to determine the consolidation requirements of the accounting literature and analyzed Creekside, Enders and MDA Apartments. After it was determined that no scope exceptions were met, as presented in ASC 810-10-15-12, the Company determined that Creekside, Enders and MDA Apartments did not meet the definition of a variable interest entity under the variable interest model and that other guidance would apply, as the criteria under ASC 810-10-25-45 were not met. This was concluded as each of the individual properties has sufficient working capital required to finance its activities and the debt obligations of the properties have not been guaranteed by the Company. As such, the lenders of the debt obligations bear the majority of risk for those obligations. Therefore, we considered the consolidation guidance found broadly in Topic 970-810-25 with specific emphasis on paragraphs 25-1 and 25-3c.

The Company directs the Staff’s attention to the table below, which details the equity interests that comprise the indirect equity interests disclosed in our Form 10-K and referenced in this Comment No. 8. The Company is invested in the Creekside, Enders and MDA Apartments through a joint venture structure, in which the Company invests (through a wholly owned subsidiary of its operating partnership) in a managing member LLC with other capital partners (each a “Managing Member LLC”), which in turn invests in an LLC joint venture owning the underlying apartment property with an operating partner, which varies by each Joint Venture (each a “Joint Venture”).

Property	Managing Member Interes in Joint Venture	Company Interest in Managing Member LLC	Company’s Indirect Equity Interest in Property
The Reserve at Creekside	69.93%	35.33%	24.70%
Enders Place at Baldwin Park	51.00%	94.90%	48.40%
MDA Apartments	56.50%	62.50%	35.31%

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Considerations for The Reserve at Creekside

Although the Company’s indirect equity interest in the Creekside property is 24.7%, the Company owns a plurality of the equity interests (35.33%) in the Creekside Managing Member LLC. There are two other members alongside the Company in the Creekside Managing Member LLC, each owning 32.3% of the Creekside Managing Member LLC, as compared to the Company’s interest of 35.33%. The Company is the sole manager of the Creekside Managing Member LLC and has control rights as manager over daily administration of the Creekside Managing Member LLC. Further, the operating agreement of the Creekside Managing Member LLC specifically states that the Company has express approval as a member over the other members for all major decisions, as defined by the operating agreement, and over any other matter submitted to management. The Company’s authority as the sole manager of the Creekside Managing Member LLC includes the authority to make decisions on behalf of the Creekside Managing Member LLC on the management committee of the Creekside Joint Venture discussed below.

Further, the Creekside Managing Member LLC owns the majority of the equity interest in the Creekside Joint Venture (over 50%). Pursuant to the Creekside Joint Venture operating agreement, major decisions with respect to the Joint Venture and the Creekside property are made by the majority vote of a management committee, which is controlled by the Creekside Managing Member LLC.

The Company believes these managerial control rights, in addition to the plurality ownership of the Company in the Creekside Managing Member LLC and the majority ownership by the Creekside Managing Member LLC in the Creekside Joint Venture, result in the Company having sufficient control over the property to require it to consolidate the property in the Company’s financial statements.

Considerations for Enders Place at Baldwin Park

Although the Company’s indirect equity ownership in Enders Place at Baldwin Park is 48.4%, the Company owns the majority of the equity interest in the Enders Managing Member LLC (over 50%). Major decisions affecting the administration of the Enders Managing Member LLC are made by majority vote of a management committee, which is controlled by the Company by its majority votes. The authority of the management committee of the Enders Managing Member LLC includes the authority to appoint or remove representatives of the Enders Managing Member LLC on the management committee of the Enders Joint Venture discussed below.

Further, the Enders Managing Member LLC owns the majority of the equity interest in the Enders Joint Venture (over 50%). Pursuant to the Enders Joint Venture operating agreement, major decisions with respect to the Joint Venture and the Enders property are made by the majority vote of a management committee, which is controlled by the Enders Managing Member LLC (which is controlled by the Company by virtue of its majority vote on the Enders Managing Member LLC management committee).

The Company believes these managerial control rights, in addition to the majority ownership of the Company in the Enders Managing Member LLC and the majority ownership by the Enders Managing Member LLC in the Enders Joint Venture, result in the Company having sufficient control over the property to require it to consolidate the property in the Company’s financial statements.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

Considerations for MDA Apartments

Although the Company’s indirect equity ownership in MDA Apartments is 35.31%, the Company owns the majority of the equity interest in the MDA Managing Member LLC (over 50%). The decisions affecting the daily administration of the MDA Managing Member LLC are made by majority vote of a management committee, which is controlled by the Company by its majority vote. The authority of the management committee of the MDA Managing Member LLC, which is controlled by the Company as discussed above, includes the authority to appoint or remove representatives of the MDA Managing Member LLC on the management committee of the MDA Joint Venture discussed below.

Further, the MDA Managing Member LLC owns the majority of the equity interest in the MDA Joint Venture (over 50%). Pursuant to the MDA Joint Venture operating agreement, major decisions with respect to the Joint Venture and the MDA property are made by the majority vote of a management committee, which is controlled by the MDA Managing Member LLC (which is controlled by the Company by virtue of its majority vote on the MDA Managing Member LLC management committee).

The Company believes these managerial control rights, in addition to the majority ownership of the Company in the MDA Managing Member LLC and the majority ownership by the MDA Managing Member LLC in the MDA Joint Venture, result in the Company having sufficient control over the property to require it to consolidate the property in the Company’s financial statements.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

Isaac Esquivel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 18, 2013

cc:	Daniel L Gordon
Stacie Gorman
R. Ramin Kamfar
Christopher Vohs